TAHOE RESOURCES CLOSES $50 MILLION SECURED CREDIT FACILITY
State of Emergency Lifted in Departments of Jalapa and Santa Rosa

VANCOUVER, B.C. (June 4, 2013) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) announced today that it has successfully closed and has drawn down a $50 million (USD) secured credit facility with a leading international lender. The Company is entering the final stages of construction activities at its Escobal mine in Guatemala.

Kevin McArthur, Tahoe president and CEO said, “While we believe we already have adequate cash reserves to complete construction, this credit facility provides additional liquidity and financial flexibility as we approach mill start-up activities and our first production.”

Mr. McArthur added, “Furthermore, we have demonstrated market discipline rather than pursuing equity alternatives. The enhanced cash reserve will be available in case of any start-up issues with the 3500 tpd mill and will be used to fund the ongoing 4500 tpd expansion.”

Construction activities at Escobal remain on budget and on schedule for mill commissioning in the second half of 2013, with commercial production projected for early 2014. As of March 31 2013, project EPCM was 79% complete, underground development was 90% complete, $288.7 million of the $326.6 million project capital had been spent and the company held $107.2 million in cash and equivalents.

State of Emergency Lifted
The Company is pleased to note the recent lifting of the state of emergency in the departments of Jalapa and Santa Rosa. This state of emergency was announced by President Otto Perez Molina in response to a variety of criminal acts that had occurred throughout the region, some of which were tied to the Escobal project.

The local population of San Rafael, where the project is located, is best characterized as grateful for enhanced law enforcement efforts in the region. Recent news articles seeing wide distribution over the last week have been highly inaccurate. Among a host of misstatements, they have falsely characterized the local population as indigenous and have incorrectly described violent activities by people from outside the community as peaceful protests by local farmers.

Tahoe has also learned that a letter has been sent to the Ontario Securities Commission (OSC) alleging inadequate disclosure regarding the Escobal project. The company has not been contacted by OSC and will respond as necessary. The allegations make broad references to a variety of press accounts in Guatemala, many of which are inflammatory and inaccurate. The company is confident that it has fully disclosed all material events regarding the Escobal project.

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

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Forward-Looking Statements
Tahoe Resources is a Canadian corporation operating in Canada, the United States and Guatemala. This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this news release describes potential future events related to: meeting the project schedule; achieving mill commissioning in the second half of 2013 and commercial production in early 2014; and Tahoe’s strategy to develop the Escobal project. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe, and effective manner and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities , country risks, civil unrest, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807